UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of SR Drive Business of China Tex Mechanical & Electrical Engineering Ltd and Announces Outline of Its New Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on August 3, 2015, in Kyoto, Japan

Nidec Completes Acquisition of SR Drive Business of China Tex Mechanical & Electrical Engineering Ltd and Announces Outline of Its New Subsidiary

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that Nidec Motor (Qingdao) Corporation (“NMQC”), its subsidiary company, completed the acquisition of the switched reluctance (SR) motor and drive business of China Tex Mechanical & Electrical Engineering Ltd (“China Tex MEE”) on July 31, 2015, a China-based electric motor and drive manufacturer (the “Transaction”), and established a new company incorporating the acquired business. The outline of the new company is as follows:

1.

   Outline of New Company

(1)	Company Name:	Nidec (Beijing) Drive Technologies Co., Ltd.
(2)	Directors:
	Chairman of the Board of Directors	Rich Heppe
	Director, Legal Representative and General Manager	Guang Feng
	Director	Chao Gao
	Director	Bob Elliot
	Director	Xueli Lu
(3)	Headquarters:	Beijing, China
(4)	Year of Establishment:	2015
(5)	Principal Places of Business:	China (Beijing and Zibo, Shandong)
(6)	Principal Businesses:	Designing, development, manufacturing and marketing of switched reluctance motors and drives for industrial solutions
(7)	Employees:	88

2.

　　Transaction Structure

NMQC established a new company named Nidec (Beijing) Drive Technologies Co., Ltd. upon acquisition of the SR motor and drive business from China Tex MEE.

3.

　　Future Operation Policy

Through this Transaction, Nidec Group gained the leading position in the market for SR motors and drives in China, which is a critical element of Nidec’s global SR motor and drive business strategy. The combination of China Tex MEE’s outstanding presence in the Chinese market and Nidec’s industry-leading SR technology enables Nidec Group to further accelerate its SR motor and drive business under the framework of its strategic regional management encompassing Americas, Europe and Asia.

This transaction also allows us to start manufacturing and developing SR motors and drives in China, which is a significant step forward in enhancing Nidec’s presence in the industrial solution products market.

4.

Effect on Financial Performance for the Current Fiscal Year

The Company intends to make appropriate disclosure of the impact of the Transaction described herein on the Company’s consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable rules of the Tokyo Stock Exchange and the New York Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained and other risks relating to the successful consummation of the planned transaction, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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